Filed by Supernova Partners Acquisition Company II, Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Supernova Partners Acquisition Company II, Ltd.

Commission File No. 001-40140

Date: October 6, 2021

Quantum start-up Rigetti to go public in $450m SPAC deal

Financial Times

By Financial Times Staff

October 6, 2021

Rigetti Computing, one of the first start-ups to take on the giants of the tech industry in the new field of quantum computing, is planning to go public through a merger with a special purpose acquisition company that values it at about $1.5bn.

The proposed listing, which is set to raise $457m, is the latest sign of the large amounts of cash being ploughed into a technology that until recently was considered little more than a science experiment.

Quantum computers employ quantum mechanics to accelerate the speed at which they carry out calculations, potentially handling tasks far beyond anything today’s supercomputers can manage.

Founded eight years ago by Chad Rigetti, a physicist who previously worked at IBM, the California-based company has taken longer than it first predicted to reach the cusp of commercialisation.

Rigetti said in 2018 that his group would build a computer within a year that employed 128 quantum bits, or qubits — a much larger system than anything then attempted, and an apparent sign that the technology was ready to be scaled up for practical use.

That claim proved premature, and three months ago the company set a more modest goal of building an 80-qubit system by the end of 2021. Though smaller, Rigetti said the development marked a recent design breakthrough that put his company on a path to much more rapid advances in the coming years.

“We have found a better way to scale,” Rigetti said in an interview with the Financial Times. The latest prediction is based on a modular design that involves linking a number of smaller quantum chips into a single processor, simplifying the job of getting a large number of qubits to work together.

The company claimed the design gave it an edge over rivals, putting it on a path to build a 1,000 qubit system in 2024 and one based on 4,000 qubits in 2026. Its founder also predicted that it would be able to build a machine ten years from now with more computing power than all of today’s cloud computing systems combined.

However, company executives said the decision to go public now reflected a belief that early, more rudimentary versions of the technology would yield commercial benefits much sooner. “We believe we can get to customer value in a couple of years,” said Taryn Naidu, chief operating officer.

Rigetti said it planned to go public early next year through a merger with Supernova Partners, a spac, or acquisition vehicle, co-chaired by hedge fund investor Alexander Klabin and Spencer Rascoff, a former chief executive of real estate site Zillow.

The funding includes a $100m equity investment from investment groups that include T Rowe Price, Bessemer Venture Partners and Franklin Templeton. Other investors include In-Q-Tel, the CIA’s venture capital arm, and Palantir, the data analytics company that has done extensive work for the national security establishment.

While Wall Street’s spac boom has opened a route for quantum computing companies to go public, stock market investors have yet to show real appetite for the technology. Shares in IonQ, a rival start-up, closed on Tuesday at $7.73, well below their $10 notional value at the time of the company’s listing last week.

Additional Information and Where to Find It

Supernova Partners Acquisition Company II (“Supernova”) intends to file a registration statement on Form S-4 with the Securities Exchange Commission (the “SEC”), which will include a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Supernova’s common shares in connection with its solicitation of proxies for the vote by Supernova’s shareholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. After the registration statement is declared effective, Supernova will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Supernova’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Rigetti Holdings, Inc. (“Rigetti”), Supernova and the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of Supernova as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Supernova’s secretary at 4301 50th Street NW, Suite 300 PMB 1044, Washington, D.C. 20016, (202) 918-7050.

Participants in the Solicitation

Supernova and its directors and executive officers may be deemed participants in the solicitation of proxies from Supernova’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Supernova is contained in Supernova’s prospectus dated March 3, 2021 relating to its initial public offering, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of Supernova’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

Rigetti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Supernova in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination when available.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Supernova, Rigetti, or any of their respective affiliates.